NOT FOR DISSEMINATION IN THE UNITED STATES OR
 FOR RELEASE TO U.S. NEWSWIRE SERVICES
NEWS RELEASE

Canada Jetlines Ltd. Announces Trading of Shares and Warrants

March 7, 2017	(TSXV: JET)

Canada Jetlines Ltd. (TSXV: JET) (the "Company" or "Jetlines", and formerly known as Jet Metal Corp.) is pleased to confirm that commencing at the opening today its securities will resume trading on the TSX Venture Exchange (the "Exchange"). The following securities of the Company will trade on the Exchange:

•	Common and variable voting shares under the ticker symbol "JET"
•	Common share purchase warrants issued in the private placement that closed in September 2014 under the ticker symbol "JET.WT"
•	Common share purchase warrants issued in the public offering of subscription receipts that closed on February 14, 2017 under the ticker symbol "JET.WT.A"

The Company also wishes to highlight the following matters related to the execution of its business plan to become Canada's first true ultra-low cost carrier ("ULCC") airline:

1.
First true ULCC Operating in Canada – The Company will use the proven and profitable commercial aviation ULCC model to create new passengers with low airfares, and plans to retain these passengers by demonstrating a "passion for service". The Company plans to operate flights throughout Canada and provide non-stop service from Canada to the United States, Mexico and the Caribbean, starting with six Boeing 737 aircraft in its first year of operations.

2.
Government Support – Federal Minister of Transport, Marc Garneau, has provided the Company with an exemption from the current foreign ownership rules for Canadian airlines (the "Exemption Order"). The effect of the Exemption Order is that the Company will be permitted to conduct domestic air services while having up to 49% foreign voting interests, with no single foreign investor or its affiliates having more than a 25% voting interest. The Exemption Order was granted for a five-year term ending on December 1, 2021.

3.
ULCC Experience – Mr. Stan Gadek, BSc., MBA, has joined the Board of Directors of the Company. Mr. Gadek is a skilled senior airline executive who served as President, Chief Executive Officer and Chief Financial Officer of Sun Country Airlines, a Minneapolis-St. Paul based scheduled service and charter airline operating Boeing 737 aircraft that has exceeded over US$400 million in yearly revenues. At Sun Country, Mr. Gadek grew revenue and sales, reduced costs and improved customer service, resulting in four consecutive years of profitability. He expanded Sun Country's network to 34 domestic and international destinations and developed a vacation travel division resulting in additional revenue diversification. Previously, Mr. Gadek was the Chief Financial Officer of AirTran Airways, a large Boeing 737 operator in the US discount airline market.  In 2011, AirTran Airways was sold to Southwest Airlines. Mr. Gadek will provide the Company direction in operating a ULCC airline in the North American market.

4.
Airline Start-up Experience – Mr. Ed Wegel, an experienced start-up airline executive, has joined the Company's Advisory Board.  Mr. Wegel was involved in the planning, funding and launch of Eastern Air Lines Inc (2015 relaunch), US Airways Express, PeoplExpress Airlines II (evolved into jetBlue), BWIA West Indies Airways and Atlantic Coast Airways.  Mr. Wegel will assist the Company with foreign capital funding and aircraft acquisitions.

5.
Competition Resistant Business Model – The Company's superior cost advantage, route structure and service delivery model will allow it to continue operating profitably despite a possible reaction from other airlines. It will be costly and disruptive for users of the hub and spoke operating model to reallocate aircraft to secondary airport routes to compete directly with the Company.

6.
Financing – The Company completed a public offering for gross proceeds of $6.8 million. These funds will be used to advance the licensing process, augmenting the leadership team with operations and commercial personnel, branding and marketing activities, as well as advance internet, digital media and IT systems initiatives. The completion of the key de-risking milestones will support the launch of airline operations and the Exemption Order will allow the Company, at the appropriate time, to access greater foreign capital to finance the development of the Company.

The Company will provide regular updates with respect to its progress.
ON BEHALF OF THE BOARD

"Mark J. Morabito"
Executive Chairman

For Investor Relations please call:
T: 604-681-8030 x.240
F: 604-681-8039
E: info@jetmetalcorp.com
www.jetlines.ca

No securities regulatory authority has expressed an opinion about the securities described herein. No Company securities have been or will be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or the securities laws of any state, district or commonwealth of the United States (as defined in Regulation S under the U.S. Securities Act). Accordingly, these securities may not be offered or sold, directly or indirectly, within the United States or to or for the account or benefit of any "U.S. Person" (as defined in Regulation S under the U.S. Securities Act), absent an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws. This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities described in this news release in the United States or any jurisdiction where such offer or sale would be unlawful, or for the account or benefit of any U.S. Person or person within the United States.

Cautionary Note Regarding Forward-Looking Information

This news release contains "forward-looking information" concerning anticipated developments and events that may occur in the future. Forward looking information contained in this news release includes, but is not limited to, statements with respect to with respect to: (i) the use of proceeds from the first-round financing; (ii) the completion of the airline launch financing; and (iii) the business plan and future airline operations of the Company.

In certain cases, forward-looking information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information contained in this news release is based on certain factors and assumptions regarding, among other things, the accuracy, reliability and applicability of the Jetlines' business model; the timely receipt of governmental approvals, including the receipt of approval from regulators in Canada, the United States, Mexico and other jurisdictions where Jetlines may operate; the timely commencement of operations by Jetlines and the success of such operations; the ability of Jetlines to implement its business plan as intended; the legislative and regulatory environments of the jurisdictions where the Jetlines will carry on business or have operations; the impact of competition and the competitive response to the Jetlines' business strategy; and the availability of aircraft. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include risks related to acts of God, the impact of general economic conditions, changing domestic and international airline industry conditions, volatility of fuel prices, increases in operating costs, terrorism, pandemics, currency fluctuations, interest rates, risks specific to the airline industry, the ability of management to implement Jetlines' operational strategy, the ability to attract qualified management and staff, labour disputes, regulatory risks, including risks relating to the acquisition of the necessary licenses and permits, financing, capitalization and liquidity risks, including the risk that the financing necessary to fund operations may not be obtained and the additional risks identified in the "Risk Factors" section of the Company's reports and filings with applicable Canadian securities regulators.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information is made as of the date of this news release. Except as required by applicable securities laws, the Company does not undertake any obligation to publicly update or revise any forward-looking information.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) has reviewed or accepts responsibility for the adequacy or accuracy of this release.